Exhibit 99.(a)(1)(N)

NOTICE OF CHANGE IN ELECTION FROM REJECT TO ACCEPT

If you previously elected to reject Ariba, Inc.’s (“Ariba”) offer to exchange certain options held by its employees and you would like to change your election and accept the offer, you must sign (i) this Notice and (ii) a new Election Form and send both to Sorrell Johnson via facsimile at (650) 390-1976 before midnight, Pacific Time, on August 5, 2005, unless the offer is extended. If you have questions regarding the process for returning this Notice, please send an email to sjohnson@ariba.com.

To Ariba:

I previously received a copy of the Offer to Exchange (dated July 7, 2005), including all of its attachments, the cover letter and an Election Form. I signed and returned the Election Form, in which I elected to reject Ariba’s offer to exchange my Eligible Options (the “Offer”). I now wish to change that election, and accept Ariba’s Offer to exchange all of my Eligible Options. I understand that by signing this Notice and a new Election Form and delivering both forms pursuant to the instructions above, I will be able to withdraw my rejection of the Offer and accept the Offer instead.

I understand that in order to accept the Offer, I must sign and deliver this Notice and a new Election Form to Sorrell Johnson via facsimile at (650) 390-1976 before midnight, Pacific Time, on August 5, 2005, or if Ariba extends the deadline to exchange options, before the extended expiration of the Offer.

I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.

I accept the Offer to exchange all of my Eligible Options as of the date hereof.

Optionee Signature	Date

Name (Please print)	Employee ID

Email Address